MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2L4.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

1.0

Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of March 11, 2010 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The differences between United States and Canadian generally accepted accounting principles as they affect the financial statements of the Company are described in Note 25 to the Company’s audited consolidated financial statements.

All amounts following are expressed in United States Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2009, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0

Business Overview

2.1 OVERVIEW OF THE BUSINESS

Norsat International Inc. (“the Company”) designs, develops and markets wireless broadband connectivity equipment, which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment.”  Norsat concentrates on ground equipment that is central to the transmission and reception of content for commercial, governmental and military application. Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized so that it can operate on most satellites, without further customization. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. The Company’s products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

The Company operates primarily through several business segments including Microwave Products, Satellite Systems, Wireless Networks and Maritime Products. The majority of revenues were derived from the Microwave Products and Satellite Systems businesses, while the other segments are new business verticals for the Company.

Norsat’s common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (OTCBB) under the ticker symbol ‘NSATF’.

2.2 COMPANY PRODUCTS AND SERVICES

Microwave Products

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Norsat is a leader in its microwave products markets.  The Company has developed a reputation for quality, reliability and innovation through more than three decades of participation in the business.  Management believes that the Company has the largest market share of any of its competitors in this space.  Under normal business conditions, the overall market tends to demonstrate steady but moderate annual growth.

Satellite Systems

Satellite Systems, established in 2003, provides rapidly deployable broadband connectivity over satellite links, where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM, Rover and OmniLinkTM satellite systems.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile. Examples of such users include Special Forces, emergency first responders, business continuity managers, search and rescue personnel and journalists.

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the portable satellite systems market.  The Company believes its technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM, and the Company believes they are therefore unsuitable for the markets the Company is targeting.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

Wireless Networks

Norsat announced its entry into the wireless networking industry in 2008. The Wireless Networks segment develops, markets and deploys wireless communications systems that addresses a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (WiMAX), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (BTS) broadcasting the wireless signal to modem devices (CPE) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. The Company is exploring the different alternatives available to leverage its technology into this area. As at December 31, 2009, the Company has not recognized any revenues from wireless networks.

Maritime Systems

Norsat also announced its entry into the marine satellite business in 2008. Maritime systems provide broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. The Company is exploring the different alternatives available to leverage its technology into this area.

Norsat Capital

Norsat established Norsat Capital in 2009, a financial arm to enable customers and potential clients the option of leasing or renting Norsat’s equipment as well as making select strategic investments. The creation of Norsat Capital was a direct result of the improved capital structure which can now afford the Company to offer more financing options on its products as well as select investments to benefit shareholder value. In 2010, Norsat Capital entered into an agreement that will result in its first strategic investment in a Malawi, Africa-based wireless broadband operator, Tonse Solutions.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

2.3 MARKETS AND TRENDS

Management believes that a number of industry trends are influencing demand for the Company’s products.  Satellites solutions are particularly attractive to user communities who are on the move or have damaged or non-existent communications infrastructure. In today’s 24 hour society, even austere communities have a need to access the information superhighway. In general, wireless broadband connectivity is the right technology for remote and austere parts of the world given its cost, speed, minimal infrastructure, ease of use, portability options, and ease of expansion to encompass more users.

Specific trends include the following:

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There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

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As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

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In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

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Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

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The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

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Major organizations that have global operations are increasingly aware of, and planning for natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

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A number of large scale disasters in recent years have instilled the importance of the ability of first responders to establish rapid communications links to coordinate recovery efforts.

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Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

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Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

While these trends focus on specific applications and niches, the need for connectivity on a global basis continues to be more of a priority to improve economic footprints which can attract new commerce opportunities, including business investment and tourism. Broadband penetration rates on a global basis are still very low, especially among some sizable countries, including India and Indonesia, which have the lowest penetration rates of less that 1% of their respective populations. As a result, broadband connectivity has become an infrastructural priority amongst many emerging/developing countries. For example, the Indian and Indonesian governments have targeted to add an astonishing 100 million broadband users in the next 4-5 years (according to wimaxcom.net).

Several studies show that subscriber growth in the broadband wireless market is expected to climb significantly as more countries seek to ‘bridge the un-divide’ via having connectivity available.

According to a Maravedis report titled ‘WiMAX, LTE and Broadband Wireless (Sub -11GHz) Worldwide Market Trends 2008-2014 – 5th Edition’:

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There will be an accumulated 55 million WiMAX subscribers by the end of 2012, then accelerating to 127 million at the end of 2014.

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The accumulated equipment market size for combined demand and supply of WiMAX equipment will total $42 billion by 2014.

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According to Telegeography, an analyst firm, predictions are that by the end of 2013 the addressable market for 3G and 4G cellular services will have grown to over 4.5 billion potential subscribers — or about 71 percent of all wireless subscribers.

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Infonetics Research forecasts the worldwide WiMAX equipment and devices market to hit $4.9 billion in 2013, predominantly driven by developing countries.

2.4 STRATEGY

Norsat’s mission is to become a leading provider of communications solutions for remote and austere regions of the world. Norsat’s primary value proposition is rooted in its longevity and reputation for quality, which is highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after sales support infrastructure. In addition, the Company has a track record of introducing innovative new products to the satellite industry, which it plans to continue. With a stronger financial base, the Company is seeking to assemble more products in the year than in prior years to retain market share in the microwave division and bolster growth in the satellite business.  These attributes will remain core elements of Norsat’s strategy, and in fact they form the foundation on which the Company intends to grow in an organic manner. The Company is also pursuing and constantly revisiting acquisition opportunities that would be accretive to shareholders. Pricing continues to remain an issue but has improved due to continued global economic weaknesses.

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.    Management believes that the development of new products within their products divisions will keep the Company on the cutting edge, attract new business as well as develop new market verticals. The Company also plans to pursue opportunities to cross-sell its newer product lines to its existing customer bases.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.  Due to successful deployments with the US Government, additional militaries and governments around the world have become customers of Norsat. Strong demand still exists in the satellite systems division, especially from global militaries. In addition, the Company is seeing higher volume of request for proposals (RFPs) as well as the RFPs themselves being higher in terms of dollar quantities. While management views these improvements as major successes, gauging when these RFPs will be awarded and converted into revenues remains challenging.

Cost containment also remains a high priority for management. The Company has been fiscally prudent with regards to expenses and while it seeks growth opportunities, management continues to review opportunities for strategic cost cutting measures.

The Company’s long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals. Another component of the Company’s growth strategy is to expand the breadth of solution it provides to each customer.  Currently, the vast majority of the Company’s revenues are a result of the hardware and systems it manufactures.  Management believes there are a number of opportunities to provide ancillary services and third-party hardware components with the core products.  A key opportunity for the provision of ancillary services will be in the wireless networks arena. Examples of such wireless networks include WiMAX, LTE and 4G services.

Customers especially in remote and austere regions would benefit from an “end-to-end solution provider” approach and be able to secure satellite communication requirements from a single vendor.  Customers would be assured that all of the elements of its communications solution are configured to work well together, and that Norsat would be able to provide comprehensive support.  The Company would benefit from stronger customer relationships, and the resulting increase in the average sale, and in the long-term (when applicable), development a stable recurring revenue stream.

The Company continues to actively evaluate various technologies and commercial applications that would best complement its current suite of product and service offerings in order to enable it to become a leading connectivity solutions provider for remote and austere regions of the world. A recent example occurred on December 18, 2009, when Norsat announced a new initiative within its investing arm, Norsat Capital. Norsat entered into agreements with Tonse Solutions, a Malawi, Africa-based wireless broadband operator with the intention to establish a WiMAX based internet service provision business. Under the agreements, Norsat would make an investment of $1,200,000, consisting of $500,000 in equity, representing a 19.99% equity stake in Tonse, and $700,000 in a 3-year convertible bond carrying an interest rate of 10%. As of December 31, 2009, the Company has not transferred any material investments or advances to Tonse. Tonse, based in Lilongwe, the capital of Malawi, is a newly licensed broadband network operator that will utilize wireless networking technologies to offer reliable and more affordable voice, data and video solutions than currently available. The target markets in Malawi will initially be government, corporate, public and private schools, hospitals, hotels and NGOs. As the operation expands in Malawi, the customer base will be expanded to include individual consumers. By assisting Tonse to establish its broadband capabilities in a market like Malawi, Norsat International has the potential opportunity to reap the rewards of being a partner to service providers in emerging markets.

While the preparations of this new initiative are in the early stages, Norsat is seeking out initiatives in other remote and austere regions of the world where it can offer its expertise by solving communications problems and logistics. Norsat plans on leveraging its secure and reliable products along with its know how to better serve remote and austere regions and give the customer the best value for performance. As Norsat establishes more initiatives in the remote and austere regions of the world, its goal is that many of these regions will have scalable opportunities and will rely on Norsat to assist in further build outs or expansion projects.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

3.0

2009 Annual Review

3.1 FISCAL 2009 HIGHLIGHTS

First Quarter	➢ Norsat establishes a presence in Lausanne, Switzerland to serve as a regional headquarter for the European, Middle Eastern and African (EMEA) operations.
Second Quarter

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Norsat announced the launch of new product additions to its line of X-Band low noise amplifiers (LNA), block up converters (BUC) and very small aperture terminal (VSAT).

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Norsat launches band pass filters line to combat WiMAX interference

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Norsat enters into first maritime service agreement in Europe

Third Quarter

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Norsat’s functional currency changed from the Canadian Dollar to the United States Dollar effective July 1, 2009

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Norsat announced normal course issuer bid

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Norsat announced new corporate communications program to improve shareholder relations both in Canada and the United States

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Norsat announced appointment of Dr Amiee Chan to Board of Directors

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Norsat announced new financial division – Norsat Capital established to offer financing Options

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Norsat introduced new spectrum analyzer

Fourth Quarter	➢ Norsat announced new sales orders totaling $3.9 million ➢ Norsat signed distribution agreement with C2SAT ➢ Norsat enters wireless networking into Malawi, Africa

3.2 FISCAL 2009 REVIEW

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In Fiscal 2009, Norsat continued to deliver improved financial results. Starting from fiscal year 2007, the Company reversed a pattern of losses that had persisted since 2005. The current year’s results represent thirteen consecutive quarters of profitability since Dr. Amiee Chan took over as the President and CEO. 2009 was the most profitable year in Norsat’s 32 year history and the quarter ended December 31, 2009 was the second highest reported quarterly profit since inception.

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Sales for 2009 totaled $21.2 million, 17% higher than the $18.1 million reported in 2008. Gross margins were down slightly at 50% in fiscal year 2009 and 51% in fiscal year 2008.  Operating expenses were $7.2 million, compared to $7.4 million incurred in 2008. Net income before income tax recovery in 2009 were $3.0 million, compared to net income of $2.2 million in 2008, representing a 36% improvement over 2008.

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As at December 31, 2009, the Company had working capital totaling $12.0 million compared to $8.5 million as at December 31, 2008. The working capital increase of $3.5 million was primarily due to increases in cash and cash equivalents.*

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by novice entities.

Key factors that Norsat expects will affect the Company’s revenue growth in the near-term remains the award timing of major military and certain other commercial projects. In addition the Company expects that competition will continue to intensify, as more companies focus on opportunities in the satellite terminal market. This increased intensity will likely put pressure on gross margins.

The management team remains focused on implementing a business model which will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the Company’s portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify the base of customers to include non-defense customers.

As a result of the current economic conditions, management feels that there may be opportunities to accelerate the growth of the Company through acquisitions that would be immediately accretive to shareholders. This does not detract from the Company’s focus to continue the organic growth pattern it has demonstrated over the last three years.

* - The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resource. Working Capital is calculated by subtracting current liabilities from current assets.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

3.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year Ended December 31
	2009	2008	2007
	$	$	$
Sales	21,165	18,057	16,451
Income (loss) before income tax recovery	2,986	2,200	1,385
Income tax recovery	1,646	-	-
Net income (loss)	4,632	2,200	1,385
Earnings (loss) per share, before income tax recovery basic and diluted	0.05	0.04	0.03
Earnings (loss) per share, – basic and diluted	0.08	0.04	0.02
Total Assets, excluding future income tax assets	16,710	13,327	9,528
Total Assets	18,684	13,327	9,528
Long-term debt	nil	nil	nil

3.4

Results of Operations

	Year ended December 31, (Audited)			Three months ended December 31, (Unaudited)
	2009	2008	2007	2009	2008	2007
Sales (in $000’s)	$	$	$	$	$	$
Microwave Products	7,585	8,668	9,111	2,137	2,329	2,149
Satellite Systems	13,131	9,389	7,340	3,978	3,951	2,631
Maritime Systems	448	-	-	164	-	-
Total	21,164	18,057	16,451	6,279	6,280	4,780
Gross Profit Margin	%	%	%	%	%	%
Microwave Products	43%	43%	48%	46%	53%	42%
Satellite Systems	53%	59%	57%	50%	57%	51%
Maritime Systems	54%	-	-	114%*	-	-
Average gross margin	50%	51%	52%	50%	56%	47%

* - The Gross Margin for the Maritime segment is greater than 100% due to adjustments made in the quarter ended December 31, 2009 that related to a previous period and is not representative of the business on an ongoing basis.  The margin information for the year ended December 31, 2009 properly reflects the margins earned for the year.

Year ended December 31, 2009 compared to Year ended December 31, 2008

Total sales for 2009 were $21.2 million, up from the $18.1 million sold in 2008. Fiscal 2009 saw sales grow by 17% over fiscal 2008.  The sales performance for the current year is the result of significantly improved satellite systems sales over the previous year. Sales to a number of new European militaries as well as from the backlog of satellite systems orders carried over from the end of 2008 resulted in the overall improvement in sales.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The current nature of the Company’s business is still expected to result in uneven sales results quarter on quarter. This is due to the fact that Norsat has a relatively small base of customers, who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable. Management is addressing this by cultivating revenue streams that are more evenly distributed throughout the year.

Sales from Microwave Products were $7.6 million, down 13% from the $8.7 million in sales recorded in 2008. On a YTD basis, Microwave product revenues were weak during the first half of the year as projects were deferred or postponed until the economic situation improves. Towards the latter part of 2008, a number of the Company’s resellers reported a softening of the market as end customers had elected to postpone or defer orders for microwave components due to market conditions. Sales in the first half of 2009 continued to be impacted by the global recessionary trends. The Company continues to be a prominent player in the Low Noise Blockdown Converter (LNB) market and will continue to maintain its market leadership position.

Sales of Satellite systems were $13.1 million, up 39%, compared to $9.4 million last year. The improvement is a continuation from last year’s efforts to increase penetration of the market and generate higher sales from the Company’s reseller channels. Sales to a number of new European militaries and completion of shipments against the $5.5 Million US Department of Defense order entered into in 2008 also provided a boost to current year sales.

The Company’s overall gross margin for 2009 was 50% compared to 51% in 2008.  Gross margins were down slightly from 2008, primarily due to product mix in the Satellite systems business unit. These are primarily the result of sales of lower margin products to Asia and some European customers.

 The gross margin for Microwave Products remained constant at 43% in 2009 and 2008. While the global recessionary trends put some downward pressure on margins of the more commoditized items in the product portfolio; the Company continues to maintain market leadership through continually improving Microwave product offerings.

The gross profit margin for Satellite Systems decreased to 53% in 2009 compared to 59% in 2008 primarily due to the introduction of products at lower price points to penetrate more cost sensitive markets and capture market share from competitors.

Three Months ended December 31, 2009 compared to Three months December 31, 2008

Quarterly results may fluctuate from quarter to quarter because sales volumes are seasonal with the first quarter of the year being the weakest quarter and the fourth quarter being a strong quarter. Sales volumes are also dependent on military sales, which tend to be uneven over the course of a year.

Total sales for the three months ended December 31, 2009, was constant at $6.3 million compared to 2008. Sales of Microwave Products were $2.1 million for the three months ended December 31, 2009, compared to $2.3 million for the same period in 2008. Sales of Satellite Systems were constant at $4.0 million compared to the same period in 2008. The vessel monitoring system awarded to the Company in 2009 resulted in sales for the three months ended December 31, 2009 of $0.2 million.

The overall gross margin decreased to 50% compared to 56% in the same period in 2008. The gross profit margin for Microwave Products decreased to 46% from 53%. The gross profit margin for Microwave Products of 53% for the period ended December 31, 2008 resulted from a product mix that represented a sale of customized microwave product solutions and government application microwave products; both of which yield higher gross margins. The overall microwave market continues to experience margin pressures due to the current global economic challenges. Delays in projects have resulted in declining sales volumes, forcing more aggressive pricing from competitors looking to protect market share. Management believes that the situation will stabilize and revert with the abatement of the global recession.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The gross profit margin for Satellite System decreased to 50% from 57% for the same period in 2008. The decline in margins during the quarter is partially due to lower system prices for products fulfilled through reseller channels, when compared to direct sales to the customer.  The lower prices also translated to a decline in gross margins. The current gross margin levels for Satellite systems are consistent with management expectations moving forward, as the Company’s products gain market penetration through reseller channel networks.

Expenses (in $000’s)	Year ended Dec 31, (Audited)			Three months ended Dec 31, (Unaudited)
	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$
Selling, general and administrative	6,065	6,254	5,331	1,830	1,955	1,630
Product development	775	800	726	136	306	108
Amortization	330	346	333	(173)	68	100
Other (Income)Expense	357	(331)	767	79	(160)	175
Total Expenses	7,527	7,069	7,157	1,872	2,169	2,013

Year ended December 31, 2009 compared to Year ended December 31, 2008

The Company’s commitment to cost control has not wavered and this philosophy continues to be reflected in the cost structure. However, when necessary, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

For the year ended December 31, 2009, total operating expenses were $7.5 million up from the $7.1 million in 2008.

Selling, general and administrative (SG&A) expenses decreased to $6.1 million in 2009 from $6.3 million in 2008. Selling, General and Administrative expenses in 2009 were lower as the Company continues to fine tune operating costs to maintain its competitive position. Throughout the year, the Company’s management team continues to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets, while still maintaining tight cost controls. The Company incurred additional costs related to the initiation of a more active corporate communications program, but these costs were offset by curtailments in other administrative areas.

Product development expenses remained constant at $0.8 million in 2009 compared to 2008. Product development costs continue to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment. This consistency in cost is a function of contributions from the SADI program. Without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing the Company’s ability to maintain product innovation and leadership.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The expenses reported are net of government contributions of $1.3 million.  These contributions were from the Strategic Aerospace and Defense Initiative (SADI) program. The Company’s reported product development expenses without these reductions would have been $2.1 million. The Company continues to pursue a strategy of offloading non-core development expenses to strategic suppliers and partners.  The Company will continue to take responsibility for its core R&D activities, and plans to continue to lead the market with introductions of innovative new products.

Amortization expense in 2009 remained constant at $0.3 million compared to same period last year.

Other expenses in 2009 increased to $0.4 million compared to income of $0.3 million in 2008. The most significant item was the strengthening of the Canadian Dollar relative to the United States Dollar in the first six months of 2009 before the Company changed its functional currency from the Canadian Dollar to the United States Dollar effective July 1, 2009. In 2009, foreign exchange losses were $0.3 compared to a gain of $0.4 million in 2008, resulting in a net reduction of $0.7 million.

Three Months ended December 31, 2009 compared to Three Months ended December 31, 2008

Selling, general and administrative expenses for the three months ended December 31, 2009, decreased by $0.2 million to $1.8 million, as compared to $2.0 million for the same period in 2008. These reductions are lower as the Company continues to fine tune operating costs to maintain its competitive position.

Production development expenses for the fourth quarter decreased to $0.2 million from $0.3 million in the fourth quarter of 2008.  Product development costs continue to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment. These increases are offset by contributions from the SADI program. Without the SADI program contribution, the Company’s product development costs this year are currently in the range of $0.5 million per quarter as compared to the $0.2 million quarterly spending for 2008.  This significant increase is consistent with the renewed commitment towards product leadership and also consistent with spending levels from the previous two fiscal quarters

Amortization expenses decreased by $0.2 million compared to the same period last year reflecting an adjustment in amortization expenses relating to the Bluemoon acquisition.

Other expenses for the three months ended December 31, 2009 was $0.1 million compared to income of $0.2 million for the same period last year. This is attributable to foreign exchange gains resulting from the weakening of the Canadian Dollar versus the US Dollar in 2008 when the Canadian dollar was the functional currency of the Company.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Income (loss) (in $000’s except earning per share))	Year ended Dec 31, (Audited)			Three months ended Dec 31, (Unaudited)
	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$
Income (loss) from operations before income taxes	2,986	2,200	1,385	1,276	1,318	228
Income tax recovery	1,646	-	-	1,646	-	2
Income (loss) before recovery from discontinued operations	2,986	2,200	1,385	1,276	1,318	228
Net earnings (loss) per share before income tax recovery-basic	0.05	0.04	0.03	0.02	0.02	0.00
Net earnings (loss) per share, before income tax recovery-diluted	0.05	0.04	0.02	0.02	0.02	0.00

Year ended December 31, 2009 compared to Year ended December 31, 2008

Income from operations before taxes and other expenses were $3.0 million in 2009, compared to the $2.2 million profit in 2008. The improvement was mainly due to increased sales, while keeping tight controls over operating expenses.

After reporting profits from operations for the three most recent fiscal years, it is management’s opinion that it is more likely than not that the Company will create taxable income to realize its future tax assets. As a result of this determination, the Company has recorded a future income tax recovery of $1.6 million in the year ended December 31, 2009. However, the tax recovery is uncertain and may not be recovered in future periods. The future tax asset account on the Company’s balance sheet will decrease as the Company generates future taxable income and reflects the Company’s ability to preserve future outflows from tax payments.

In accordance with GAAP, the Company uses the asset and liability method of accounting for future income taxes and provides for future income taxes for all significant temporary differences. Preparation of the financial statements requires an estimate of income taxes in the jurisdictions in which the Company operates. The process involves an estimate of the Company’s actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes along with the expected reversal pattern of these temporary differences. These differences result in future tax assets and liabilities which are included in our balance sheet, calculated based on the estimated tax rate in effect at the time these differences reverse. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material. An assessment must also be made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is considered less rather than more likely, a valuation allowance of $8,950,792 has been provided. Judgment is required in determining the provision for income taxes, future income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period income would be affected.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Three Months ended December 31, 2009 compared to Three Months ended December 31, 2008

Income from operations before taxes and other expenses were $1.28 million for the three months ended December 31, 2009. Results for this period was the second best quarterly earnings performance by the Company since inception.  This is down from the earnings of $1.32 million for the same period in 2008, which is the best quarterly earnings performance since the company’s inception.

3.5

Summary of Quarterly Results

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2009	$	$	$	$
Sales	4,995	4,839	5,141	6,279
Net income before income tax recovery	829	238	643	1,276
Earnings per share before income tax recovery– basic	0.02	0.00	0.01	0.02
Earnings per share before income tax recovery – diluted	0.02	0.00	0.01	0.02
Weighted average common shares outstanding –	#	#	#	#
basic (000’s)	54,313	59,384	59,332	59,062
diluted (000’s)	56,112	59,963	59,913	59,233

2008	$	$	$	$
Sales	2,929	3,960	4,889	6,280
Net income	5	135	742	1,318
Earnings per share – basic	0.00	0.00	0.01	0.02
Earnings per share – diluted	0.00	0.00	0.01	0.02
Weighted average common shares outstanding –	#	#	#	#
basic (000’s)	51,911	53,668	53,698	54,117
diluted (000’s)	55,659	57,335	57,140	54,117

2007	$	$	$	$
Sales	3,762	4,122	3,787	4,780
Net income	462	526	167	230
Earnings per share – basic	0.01	0.01	0.00	0.00
Earnings per share – diluted	0.01	0.01	0.00	0.00
Weighted average common shares outstanding –	#	#	#	#
basic (000’s)	50,486	50,558	50,584	50,646
diluted (000’s)	50,486	55,371	55,769	55,871

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

3.6

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash and cash equivalent balance as at December 31, 2009 was $4.7 million, an increase of $3.7 million from $1.0 million as at December 31, 2008. The cash and cash equivalent balances are broken down as follows: $1.7 million in operating accounts and $3.0 million in a short term interest bearing deposit instrument with the Company’s banking institution. During 2009, cash generated by operations was $3.3 million. Financing activities generated net proceeds of $0.7 million during 2009 while investing activities consumed $0.4 million during the period.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at December 31, 2009, working capital* increased to $12.0 million as compared to $8.5 million at the end of 2008.  The current ratio** for the year ended 2009 was at 3.9x as compared to 3.1x as at the end of 2008. The Company’s commitment to achieving a more effective structure that began in October, 2006 is starting to pay off in today’s results.

Accounts receivable, was at $6.0 million as at December 31, 2009, down from the balance of $6.8 million as at December 31, 2008.

Accounts payable and accrued liabilities were $2.9 million, a decrease of $0.7 million, compared to $3.6 million as at December 31, 2008.

Inventory as at December 31, 2009 was $4.1 million, a decrease of $0.4 million, compared to $4.5 million as at December 31, 2008. The decrease in inventory resulted from improved sales in both the Microwave and Satellite Products segments. The Company continues to actively manage inventory levels and adjust for the sudden demand fluctuations due to the global recessionary patterns.

Shareholders’ equity, before income tax recovery of 1.6 million, increased to $12.0 million compared to $8.6 million at December 31, 2008.

At December 31, 2009, the Company has accumulated a deficit of $27,889,983. This includes income tax recovery of $1,646,373. The Company has successfully generated net earnings from continued operations from the fourth quarter of 2006 through to the fourth quarter of 2009. However, these past successes cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver steady performance despite continuing uncertainty in the global economic environment.

The Company may also deploy its cash for any suitable investments consistent with the company’s long term strategy of long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

In addition to utilizing some or all of the current cash resources, the Company may also raise additional capital from the equity markets or utilize debt to complete investment transactions that would accelerate the company’s growth in the areas outlined above.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

3.7

Capital Resources

The Company’s capital resources as at December 31, 2009 were in cash and cash equivalents. In the current environment of global uncertainty, the Company plans to continue to fund cash requirements through operations. If required, the Company has an operating line of credit in place than can be drawn upon.

On December 12, 2007 the Company obtained a C$500,000 or U$400,000 unsecured operating line of credit with HSBC Bank Canada (the “Bank”).Interest on the line of credit is set at the Bank’s prime rate plus 0.85% per annum. On August 29, 2008, the credit line was renewed. As at December 31, 2008, no amounts were outstanding on the operating line of credit.

During the fiscal year 2009, the Company increased its secured operating line of credit from a financial institution to Cdn$1,000,000 or US$800,000 from Cdn$500,000 or US$400,000. As of December 31, 2009, the Company did not access its secured operating line of credit.

Terms and conditions are as follows:

➢

interest at the rate of  the Bank’s Prime Rate plus 1.35% per annum

➢

all amounts under the loans shall be repaid on demand by the Bank

➢

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

➢

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

➢

assignment /endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

➢

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

➢

the Debt to Tangible Net Worth ratio  (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

As at December 31, 2009, the Company had no borrowings outstanding with respect to the operating line of credit.

3.8

Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2009 under various purchasing commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2010	2011	2012	2013	2014	Total
	$	$	$	$	$	$
Inventory purchase obligations	3,112,142					3,112,142
Operating lease obligations	492,584	449,398	42,818	42,818	32,113	1,059,731
Total	3,604,726	449,398	42,818	42,818	32,113	4,171,873

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

In the normal course of operations the Company enters into purchase commitments. Included in commitments are inventory and material purchase obligations of $3.1 million in 2010. Operating lease agreements relate to rental agreements that the Company entered into.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its obligations from time to time.

Due to constantly changing economic conditions, which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

4.0

Outlook

The Company believes that overall demand will continue to grow in most of its market segments.  The Satellite Systems and Wireless network segments are more likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products and Maritime segments are more mature markets. Upon the global economy’s recovery from the current recessionary patterns, these market segments will still offer returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solution provided to customers.

Management believes that there is minimal impact on the Company from the current global credit crisis. The majority of the Company’s trade accounts receivables is generated from various military customers and is not believed to be at risk of default. The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s strong financial position represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders. In addition, management continues to seek ways to grow the Company organically in a controlled and steady manner.

5.0

Off Balance Sheet Arrangements

Not applicable.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

6.0

Transactions with Related Parties

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA. The board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

During 2007, the Company entered into the following related party transactions:

(i)  On March 28, 2007 the Company received a bridge loan of Cdn$150,000 from an officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 31, 2007.

(ii)  On April 24, and June 12, 2007 the Company received bridge loans of Cdn$250,000, and Cdn$200,000 respectively from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

The loans were fully repaid on May 2, and June 20, 2007.

 (iii)  On November 14, 2007 the Company received a bridge loan of Cdn$450,000 from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

On November 22, 2007, the Company renewed this bridge loan with the same interest rate, but maturing on November 27, 2007.  The loan was fully repaid on November 27, 2007

7.0

Proposed Transactions

Not applicable.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

8.0

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Allowance for doubtful accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

Inventories

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.

Revenue recognition

➢

Revenues consist of sales of hardware, software, consulting, installation, training, extended warranty and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.  For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

➢

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together.  The Company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple-element sales arrangement.  The Company’s multiple-element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

➢

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

➢

VSOE is established on multi-element arrangements on extended warranty. Extended warranty of 1 to 3 years can be purchased separately by the customer.  Warranty revenue is recognized over the term of the warranty period subsequent to the expiry of the one year manufacturer’s warranty.

➢

Revenue is recognized on installation, training, and consulting when services have been performed.

➢

The Company recognizes revenue from the sales of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

➢

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

➢

The Company early adopted the provisions of EIC 175 “Arrangements with Multiple Deliverables” as at January 1, 2009. For revenue recognition on multi-element contracts entered into or materially modified on or after January 1, 2009, please refer to section 9.0 – “Changes in Accounting Policies including Initial Adoption”.

Government contribution

➢

The Company entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (SADI). This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Acquisition of Intangible Asset

➢

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd. from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that had a customer relationship to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon, the Company acquired the customer relationship.

➢

As per terms of the contract, the 5,000,000 shares were held in escrow until December 31, 2009. The counterparty had to meet certain performance milestones to receive the common shares. In the event that the milestones were not met, the counterparty had to pay a minimum order fee or the shares in escrow could be returned to Norsat to satisfy the minimum order fee.

➢

As at December 31, 2009, Norsat had not received any purchase orders from the third party. The escrowed shares were returned to the Company on January 27, 2010.

Change in Functional Currency

➢

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, will only have limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars. Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

Stock Based Compensation

➢

Effective January 1, 2005, the Company adopted the new provision of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments’, which requires companies to adopt the fair value based method for all stock-based awards.  In accordance with the provisions of

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

this section, the Company has accounted for all director, officer and employee (“employee”) stock options granted, settled, or modified since September 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted and vested, or modified during the period. The Company reverses stock based compensation when options are forfeited before they vest. The Black-Scholes Option Pricing Model was used to determine fair value.

➢

Prior to the adoption of the new standard, no compensation expense was recognized when stock options were issued to employees at the market value of the shares at the date of the grant. Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options was recorded as share capital.

Income Tax

➢

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

➢

Previously, all FIT assets for all entities were subject to a valuation allowance, as it was believed that it was not more likely than not that the FIT would be able to be utilized. In the current year, it has been determined that certain FIT assets of the parent company, Norsat International Inc., are more likely than not to be utilized.

9.0

Changes in Accounting Policies including Initial Adoption

CICA 3064 – “Goodwill and Intangible Assets”

On January 1, 2009, the Company adopted CICA Section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.  The new section provides guidance on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  As a result of adopting this section, there was no material impact on the Company’s consolidated financial statements, except for reclassification of software to intangible assets.

CICA 3862 – “Financial Instruments – Disclosures”

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, “Financial Instruments – Disclosures” in order to harmonize Section 3862 with International Financial Reporting Standards Section 7 – Disclosures (“IFRS 7”). The purpose was to establish a framework for measuring fair value and expand disclosures about fair value measurements. According to Section 3862, an entity shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level3). These standards apply to interim and annual consolidated financial statements relating to fiscal years ending after September 30, 2009. The adoption of the new standard does not impact the Company’s approach in fair value measurement as the Company doesn’t hold financial derivatives. The carrying value of the Company’s cash and cash equivalents is considered to be reasonable approximation of fair value due to the short-term nature of these instruments and are considered level 1 financial instruments according to section 3862.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

CICA 3855 - “Financial Instruments – Recognition and Measurement”

In April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company will adopt the amendments to Section 3855 in its 2011 fiscal year. The amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

In August 2009, the CICA made amendments to Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding financial asset measurement categories and impairment as well as providing specific transitional guidance. The Company is currently assessing the impact of the amendments but does not expect them to have a significant impact on the Company’s accounting for its financial instruments.

EIC-173 - “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”

In January 2009, the Emerging Issues Committee issued a new abstract concerning the measurement of financial assets and financial liabilities, EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. There had been diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments. The EIC reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities. EIC-173 was effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of EIC-173 with retrospective application without restatement of prior periods. The Company adopted EIC-173 at the beginning of its current fiscal year. The implementation did not have a significant impact on the Company’s results of operations, financial position or disclosures.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 is permitted.  The Company will be required to begin reporting under IFRS for its first quarter ending March 31, 2011 with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The Company commenced its IFRS conversion project in 2008.  The conversion project consists of 3 phases: (1) awareness and assessment; (2) design and (3) implementation. The Company completed its initial awareness and assessment phase during the third quarter of 2008, which involved a high level review of the major differences between Canadian GAAP and IFRS.  During the initial assessment, it was determined that the areas of accounting differences with the highest potential impact to the Company are accounting for property, plant and equipment, revenue recognition, as well as initial adoption of IFRS under the provisions of IFRS 1, First-Time Adoption of IFRS.

The Company is currently in the design phase of the project, and is nearing completion thereof. The design phase involves establishing issue-specific documentation in each of the identified risk areas. This task will be performed by key finance personnel in consultation with the Company’s external auditors and recommendations will be submitted to the Audit Committee for review and approval. The recommendations will include an analysis of the financial system and internal control impacts and development of significant accounting policies. As at December 31, 2009, the Company is in the process of finalizing the elections under IFRS 1 “First Time Adoption to IFRS” and expects to have IFRS compliant opening balance sheets in place shortly after the first quarter of 2010.

The implementation phase will involve the roll-out of the designed changes to be developed in the design phase. The implementation phase will result in the development of new accounting policies and procedures related to the changes, associated training for the staff and testing the effectiveness of the changes made to systems.  As part of the implementation phase, the Company is planning to run a parallel system in 2010 outside the main accounting system to facilitate compilation of comparative IFRS data for fiscal year 2010.

EIC-175 - “Arrangements with Multiple Deliverables”

EIC-175, “Arrangements with Multiple Deliverables”, was issued as on 24 December 2009 as a result of the release of EITF 08-1, “Revenue Arrangements with Multiple Deliverables”. EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements. The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements will be required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. The two criterion that remain are (1) the delivered item(s) has standalone value and (2) when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the seller.

Previously, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative fair values.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Previously the relative allocation of arrangement consideration was based on fair value, the allocation arrangement consideration will now be based on a hierarchy of selling process:

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Vendor specific objective evidence (VSOE) of selling price

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If VSOE does not exist then third party evidence of selling price (TPE) is used

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If neither VSOE nor TPE exist, then the seller’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

The Company decided to early adopt EIC 175 in the fourth quarter of 2009. Since the period of adoption is not the first reporting period in the Company’s fiscal year, EIC 175 is applied retroactively from January 1, 2009.

Adopting EIC 175 retroactively did not have any impact on the amount, pattern and timing of revenue recognized during 2009. There were no changes in the units of accounting. Prior to adopting EIC 175, the Company relied on the residual method to determine the selling price of its delivered hardware products. However, since the residual method is not allowed under EIC 175, the Company establishes selling price using the relative selling price method on hardware products. The adoption of the provisions is expected to have no material effect on the Company’s financial statements in future periods.

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified subsequent to January 1, 2009:

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The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Under EIC-175, “Arrangements with Multiple Deliverables”, which the Company early adopted effective January 1, 2009, multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

1.

the delivered item(s) has standalone value and

2.

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

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For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based upon vendor specific objective evidence (“VSOE”), third party evidence or management’s best estimate, as appropriate.

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Where previously there was objective and reliable evidence of fair value of the undelivered item, but no such evidence for the delivered item, the residual was assigned to the delivered item. In the Company’s case the delivered item was hardware. Subsequent to the adoption of EIC 175, the arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

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Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE would be nearly impossible.

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The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

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The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

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The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

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PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

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Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

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Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

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Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

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For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

10.0

Financial Instruments and Other instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, operating line of credit (when used), accounts payable and accrued liabilities. Cash and cash equivalents and short-term investments are classified as held for trading financial assets, measured at fair value. Accounts receivable and government receivable are classified as loans and receivables, measured at amortized cost. Accounts payable, accrued liabilities, and operating line of credit (when used) are classified as other liabilities, measured at amortized cost.

The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts. The Company recognizes all transaction costs immediately in net income for all financial assets and liabilities. Interest income from cash investments are reported in other income.

The Company classifies financial instruments as held-for-trading when it is not a loan or receivable and is acquired for the purpose of selling and repurchasing in the near term. Financial instruments whose fair value cannot be reliably measured are not classified as held-for-trading.

Subsequent to the change in functional currency from the Canadian dollar to the United States dollar effective July 1, 2009, the Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar.  The total exposure in Canadian dollars is approximately Cdn$8 million in expenses per year. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in the British Pound (GBP) and the Euro. The total exposure in GBP is approximately GBP 200,000 in expenses per year. The total exposure in Euros is approximately Euro 800,000 in expenses per year.

The Company manages foreign currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities.

11.0 Outstanding Share Data

The following details the share capital structure as at December 31, 2009:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				53,634,305

Share purchase options
		CDN$
	3.98 years	$0.00 to $0.49	5,000
	2.92 years	$0.50 to $0.99	982,800
	2.72 years	$1.50 to $1.99	81,600
	1.76 years	$2.50	44,875
	1.76 years	$3.40	44,875
	1.76 years	$4.50	44,875
	1.76 years	$6.15	44,875	1,788,300
Warrants	January 12, 2011	USD$0.48	361,190	361,190

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

12.0

  Risks and Uncertainties

12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At December 31, 2009, the Company has accumulated a deficit of $27,889,983 The Company has generated net profit from its continued operations from the fourth quarter of 2006 through to the fourth quarter of 2009. However, it cannot be used as an indication of the Company’s future performance.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

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The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

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The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

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The Company cannot be sure that it will be able to compete effectively with the current competitors.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

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The Company has limited intellectual property protection.

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The Company may unknowingly infringe on other patents or intellectual properties, which could lead to royalty payments and/or incur legal liabilities.

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The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

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The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

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The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

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The Company may be subject to product liability claims, which are not fully covered by insurance.

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The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Readers are advised to access Form 20F filed under www.sec.gov/edgar.html for the full contents of “Risks Associated with Business and Operations”.

12.3 RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 53,634,305 were outstanding at December 31, 2009 and an additional 2,149,490 common shares have been reserved for issuance upon the exercise of outstanding options, warrants and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported thirteen consecutive quarters of profitability starting from the fourth quarter of 2006. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  Bear in mind though that the Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed primarily to foreign exchange fluctuations in the Canadian dollar. The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The total exposure in Canadian dollars is approximately Cdn$8 million per year. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in both the British Pound (GBP) and Euros.  The total exposure in GBP is approximately GBP 200,000 in expenses per year. The total exposure in Euros is approximately €800,000 in expenses per year.  As of December 31, 2009, the Company had no outstanding forward contracts.

13.0

Disclosure Controls and Internal Controls over Financial Reporting

13.1 DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2009, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

13.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal controls over financial reporting were designed effectively as of December 31, 2009.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.